Exhibit 99.1

Brussels, 7 July 2011 – 1 / 3

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Access to this press release is granted on the condition that you have read, understood and accepted the following terms.

Access to this press release is restricted to (a) persons who have professional experience in matters relating to investments falling within Article 19(1) of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (b) high net worth entities falling within Article 49(1) of the Order, and other persons to whom it may otherwise lawfully be communicated, (all such persons together being referred to as “relevant persons”). The notes are available only to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this press release or any of its contents.

Anheuser-Busch InBev Announces Pricing of USD 1.0 Billion of Floating Rate Notes due 2014 and 1.45% Notes due 2014

Anheuser-Busch InBev Worldwide Inc. (ABIWW), a subsidiary of Anheuser-Busch InBev SA/NV (“AB InBev”) (Euronext: ABI) (NYSE: BUD), announced today that it has completed the pricing of USD 1.0 Billion aggregate principal amount of bonds, consisting of USD 250 million aggregate principal amount of floating rate notes due 2014 and USD 750 million aggregate principal amount of fixed rate notes due 2014. The notes will bear interest at an annual rate of 36 basis points above three-month LIBOR for the floating rate notes and 1.45% for the 2014 notes. The notes will mature on July 15, 2014 in the case of the floating rate notes and July 15, 2014 in the case of the 2014 notes. The issuance is expected to close on July 14, 2011, subject to customary closing conditions.

The notes will be issued by Anheuser-Busch InBev Worldwide Inc. (the “Issuer”) and will be fully, unconditionally and irrevocably guaranteed by Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA and Anheuser-Busch Companies, Inc. The Notes will be senior unsecured obligations of the Issuer and will rank equally with all other existing and future unsecured and unsubordinated debt obligations of the Issuer.

The notes are denominated in U.S. dollars, and both principal and interest will be paid in U.S. dollars as further described in the preliminary prospectus supplement dated July 7, 2011 filed with the U.S. Securities and Exchange Commission (the “SEC”) and available on www.sec.gov. Interest will be paid semi-annually in arrears on July 15 and January 15, starting on January 15, 2012, for the fixed rate notes. Interest will be paid quarterly in arrears on July 7, October 7, January 7, and April 7 beginning on October 7, 2011, for the floating rate notes. The net proceeds of the offering will be used for general corporate purposes. The notes were offered as a registered offering under AB InBev’s shelf registration statement filed on Form F-3 with the SEC on September 21, 2010.

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The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Any offer of securities will be made by means of the prospectus supplement and accompanying prospectus relating to the offering. Copies of the prospectus and prospectus supplement, and any other documents the Issuer has filed with the SEC containing more complete information about the Issuer and this offering may be obtained, free of charge, by visiting Anheuser-Busch InBev SA/NV on the SEC web site at www.sec.gov, or by requesting copies from Anheuser-Busch InBev SA/NV in writing or by telephone to +1-212-573-4365. Alternatively, a copy of the prospectus relating to the offering may be obtained by contacting Barclays Capital c/o Broadridge Financial Solutions 1155 Long Island Avenue, Edgewood, NY 11717 or by phone at 1-888-603-5847 and email at barclaysprospectus@broadridge.com; or by contacting BofA Merrill Lynch at Merrill Lynch, Pierce, Fenner & Smith Incorporated Attn: Prospectus Department 100 West 33rd Street, 3rd Floor, New York, New York 10001 or by phone at 1-800-294-1322]; or by contacting RBS Securities Inc., at 600 Washington Boulevard, Stamford, CT, 06901 or 1-866-884-2071; or Societe Generale at jonathan.weinberger@sgcib.com or +1-212-278-6021.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy the notes, nor shall there be any sale of these notes in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Disclaimer:

This release contains certain forward-looking statements reflecting the current views of the management of Anheuser- Busch InBev with respect to, among other things, Anheuser-Busch InBev’s strategic objectives. These statements involve risks and uncertainties. The ability of Anheuser-Busch InBev to achieve these objectives is dependent on many factors some of which may be outside of management’s control. By their nature, forward-looking statements involve risk and uncertainty because they reflect Anheuser-Busch InBev’s current expectations and assumptions as to future events and circumstances that may not prove accurate. The actual results could differ materially from those anticipated in the forward-looking statements for many reasons including the risks described under Item 3.D of Anheuser-Busch InBev’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission on 13 April 2011. Anheuser-Busch InBev cannot assure you that the future results, level of activity, performance or achievements of Anheuser-Busch InBev will meet the expectations reflected in the forward-looking statements. Anheuser-Busch InBev disclaims any obligation to update any of these statements after the date of this release.

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About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with an American Depository Receipt secondary listing on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. A true consumer-centric, sales driven organization, Anheuser-Busch InBev manages a portfolio of well over 200 beer brands that includes global flagship brands Budweiser, Stella Artois and Beck’s, fast growing multi-country brands like Leffe and Hoegaarden, and strong “local champions” such as Bud Light, Skol, Brahma, Quilmes, Michelob, Harbin, Sedrin, Klinskoye, Sibirskaya Korona, Chernigivske, and Jupiler, among others. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico’s leading brewer and owner of the global Corona brand. Anheuser-Busch InBev’s dedication to heritage and quality is rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366 and the pioneering spirit of the Anheuser-Busch brewery, which traces its origins back to 1852 in St. Louis, USA. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its approximately 114,000 employees based in operations in 23 countries across the world. The company strives to be the Best Beer Company in a Better World. In 2010, AB InBev realized 36.3 billion US dollar revenue. For more information, please visit: www.ab-inbev.com.

Anheuser-Busch InBev Contacts:
Media	Investors
Marianne Amssoms	Graham Staley
Tel: +1-212-573-9281	Tel: +1-212-573-4365
E-mail: marianne.amssoms@ab-inbev.com	E-mail: graham.staley@ab-inbev.com

Karen Couck	Thelke Gerdes
Tel: +32-16-27-69-65	Tel: +32-16-27-68-88
E-mail: karen.couck@ab-inbev.com	E-mail: thelke.gerdes@ab-inbev.com